Exhibit 11.02

OI

Code of

Ethics

INDEX

1. Vision	1

2. Objective	1

3. Applicability	1

4. Inside Oi	2

4.1 Behavior	2

4.2 Leadership	2

4.3 Resources	3

4.4 Confidential Information	3

4.5 Communication	4

4.6 Books, Registers and Reports	4

4.7 Conflicts of Interest	4

4.8 Safety and Health	5

5. Outside Oi	5

5.1 Contact with Public Agencies, Media and Investors	5

5.2 Social Responsibility	6

5.3 Environment	6

5.4 Relations with Clients	6

5.5 Relations with Suppliers	7

5.6 Presents, Gifts and Events	7

5.7 Conducting Business	8

6. How to Participate	8

6.1 Questions, Assessments and Suggestions	8

6.2 Denounces	8

6.3 Ethics Committee	9

6.4 Effective Date	9

1. VISION

The vision of Oi is to be the best service company in Brazil.

2. OBJECTIVE

The Code of Ethics of Oi reflects the organizational principles and values that must guide the actions and behavior of all employees, making such actions an example to the society in which we live.

Follow the ethics guidelines defined in this Code. Each one of us has the duty to reaffirm the importance of compliance with the rules of this Code of Ethics to our colleagues, applying them to our day-to-day activities.

3. APPLICABILITY

This document is applicable to the following companies: Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“TMAR”), TNL PCS S.A. (“Oi Móvel”) and Telemar Internet Ltda. (“Oi Internet”), jointly denominated Oi. This Code of Ethics must be followed by all of us employees, regardless of our hierarchical level, including interns. It must also be a reference to our suppliers and business partners.

The internal policies, rules and procedures must be complied with and, as the case may be, we must follow the most restrictive rule. The importance of being responsible in the compliance with this Code is very relevant because Oi is a publicly traded company and a concessionnaire of public services.

It should also be noted that the Regulation of Information Security, available at the corporate intranet, applies to all employees.

Additionally, if you have access to relevant information that has not yet been disclosed by the Company or to any confidential information, you must comply with the Code of Conduct and Transparency, available at www.oi.com.br/ri.

4. INSIDE OI

4.1. Behavior

Diversity is a source of our culture. Therefore, any form of discrimination and prejudice in connection with race, origin, gender, age, religion, sexual orientation, physical or mental handicap, among others, is unacceptable. Conversation and behavior that involve physical or verbal abuse and moral or sexual harassment will not be permitted.

Oi respects the personal conviction of its employees. However, any type of campaign or distribution of material involving politics or religion must be kept outside the work environment.

You must keep a respectful behavior with the other employees. It is also expected that you cooperate to meet the requirements of the various departments in order to fulfill the global strategy of Oi.

During working hours, you must dedicate yourself to your job tasks and respect engagements and schedules. Only invite employees whose participation in meetings are absolutely necessary.

Access to social networking websites and external instant messengers is forbidden. Use the communication tools available at the corporate intranet.

We know that the consumption of alcohol and drugs is harmful to health and professional performance, and it also affects the work environment and the image of the Company. Therefore, no one is allowed to work under the effect of illegal drugs and alcohol. During institutional events, you must not drink alcohol in excess.

In compliance with the applicable laws and due to the damage suffered by passive smokers, it is forbidden to smoke anywhere in the premises of Oi.

4.2. Leadership

It is essential that our leaders follow the guidelines of this Code of Ethics, maintaining an environment of respect and trust, providing equal treatment to all members of the team and serving as a role model to employees and third parties.

It is the managers’ duty to assure that the behavior of the members of his or her team is aligned with the values of Oi and the practices described in this Code.

4.3. Resources

Adequately use all assets and resources made available by Oi, and always avoid waste or misuse. This applies to both tangible assets (installations, equipment, computers, administrative terminals, Oi Employee (Oi Colaborador), office materials, cars, financial resources, etc.) and intangible assets (rights on trademarks and patents, data bases, information, etc.) In the specific case of the cars of Oi, use them for professional purposes only and comply with traffic laws.

Reimbursement requests must reflect exactly the expenses incurred.

Events and meals paid by Oi to the employees of Oi may only occur upon prior approval by an officer subordinated to the chief executive officer.

Invitations to events sponsored by Oi and the products of the Oi brand are properties of the Company. Employees may only use invitations to the events when accompanied by clients in business situations or as determined by the Human Resources Officer. Employees may only receive products of the Oi brand as gifts as determined by the Human Resources Officer.

Oi allows you to use, in a moderate way, the electronic systems for personal purposes, if such use does not violate internal rules and guidelines or affect your work. In order to guarantee the appropriate use and protection of confidential information, Oi reserves the right to monitor the use of these electronic systems. Accessing websites or forwarding electronic messages containing any type of discrimination, sexual content or other inappropriate themes for the work environment is forbidden.

The brand Oi is an important asset of the Company and can only be used upon acknowledgment and authorization of the responsible managers. No third party or business partner may use the brand Oi without the prior authorization of the Company. This measure guarantees the visual and language standardization of Oi, and avoid fines and legal proceedings.

4.4. Confidential Information

Confidential information must be used for professional purposes only, and it is forbidden to use it for your own benefit or for the benefit of third parties, or to suggest investments to family members, friends or any third party.

Credentials (ID, passwords and badges) are personal and non-transferable. It is forbidden to share your credential on any level.

Relevant information, such as researches, business methodologies and any confidential reports or data, must not be exposed on work stations, printers and conference rooms. These documents are part of the intellectual property of Oi and must be appropriately stored.

Everything that has been produced by you in your work is a property of Oi, and it is not permitted to delete, destroy or take this information with you when your employment contract terminates.

4.5. Communication

Avoid any type of discussion, in person or by phone, which involves confidential information or information of Oi that is of a competition nature when you are in public places, such as elevators, restaurants, taxis, airports or airplanes, or in virtual environments, such as chat rooms, personal web pages or blogs. This obligation continues to apply after termination of your employment contract.

Business records and memoranda must be concise and precise. Avoid exaggerations, figurative language or speculation. When writing emails, be direct and assertive, and avoid sending e-mails copying too many people, so as not to waste your time and the time of the other employees.

4.6. Books, Records and Reports

Oi relies on secure information to make responsible business decisions. For this reason, you must keep all Company records precise and correct.

No false information may be recorded in any book or account of Oi. Funds from the Company must not be used for any purpose other than the purpose described in the documents that support payments. This includes financial, technical, security and personal records.

All books, records and accounts must reflect the transactions and the events in accordance with generally accepted accounting principles (GAAP), applicable internal methodologies and the structure of internal controls.

It is forbidden to influence, coerce, manipulate or fool any internal or external party involved in auditing work.

4.7. Conflicts of Interest

Oi allows relatives and spouses to work in the Company.

However, it is not permitted to hire or keep first- or second-degree relatives (father, mother, children, bothers, sisters, uncles and aunts) and spouses in jobs that are, directly or indirectly, hierarchically ranked, or that report to the same immediate superior. When you recommend a relative or spouse to work at Oi, you must inform Oi of the family bond.

If two employees engage in an intimate relationship, which employees are, directly or indirectly, hierarchically ranked, or report to the same immediate superior, the situation must be reported to the immediate superior or to the Human Resources Officer. The situation will be resolved by internal transfer of one of the employees to another department.

You must not benefit from business opportunities that arise from the use of information or from the job held at Oi.

You must not work at companies that are competitors or suppliers of Oi.

Parallel activities must not impact your performance and that of the other employees. It is forbidden to sell goods in the work environment of Oi, except in special-purpose areas, as set forth in the corporate intranet.

4.8. Safety and Health

Oi tries to promote a healthy, organized and balanced work environment to value the human being, with good levels of hygiene, ergometrics, equipment, personal protection and adequate training for the storage and handling of hazardous material.

You must comply with all safety and health rules, practices and laws applicable to your work, and take all necessary measures to protect yourself, your colleagues and visitors, in internal and external environments.

Oi offers programs to improve the quality of life of its employees. For more information, see the Human Resources Portal at the corporate intranet.

5. OUTSIDE OI

5.1. Dealing with Public Agencies, Media and Investors

Oi has specially-trained departments to speak with public agencies, media and investors. These departments must always be called upon as necessary.

If you receive a legal notice, you must forward it immediately to the Legal Department. Notices from other public agencies must be immediately forwarded to the representative of Institutional Relations of your state.

All requests from the media and requests for interviews must be forwarded to the Corporate Communications Department. It is forbidden to issue any type of statement that directly or indirectly mentions Oi without prior authorization. Employees registered and authorized by the Corporate Communications Department must report any contact he or she had with a media representative, even if to provide spot information.

Requests from financial analysts, investors and shareholders must be directed to the Investors Relation Department. Requests about equity interest must be forwarded to the Center of Shared Services (Centro de Serviços Compartilhados – CSC).

5.2. Social Responsibility

Oi develops its activities with social responsibility, participating and encouraging the participation of its employees in activities that will improve their quality of life in the communities where Oi is present.

5.3. Environment

Our operations are subject to environmental, federal, state and municipal legislation. In addition to our environmental obligations, we are committed to minimizing any adverse impact to the environment, by storing hazardous materials appropriately and managing the end-of-life of products. We will only be able to fulfill this commitment with your conscious actions and cooperation.

You must optimize the use of the available resources. Avoid unnecessary print outs and the waste of water and electricity.

5.4. Relations with Clients

You have direct responsibility in building a strong and long-lasting relationship with our clients. Oi must guide its actions pursuant to the identification of the clients’ needs and endeavor to meet them by offering quality products and services that correspond to the advertised characteristics, without any false promises. The credibility of Oi lays on our ability to comply with what has been agreed.

If you are dealing with a client that has a problem or request, treat him or her with courtesy and try to help the client in a pro-active manner, regardless of your department at Oi.

Your personal presentation before clients must not compromise the image of Oi.

You must repudiate any type of bribe or influence from the client to favor any negotiation.

5.5. Relations with Suppliers

The choice and engagement of suppliers must be based on technical, professional and ethical criteria, and must be conducted through formally defined procedures to assure Oi the best cost-benefit and to avoid decisions based on personal interest.

The Supplies Department is responsible for the negotiation and engagement of suppliers, except as provided in the procedures of Oi.

No employee, regardless of the department and hierarchical level, may favor any supplier over others.

You must not negotiate the engagement of a first- or second-degree relative (father, mother, children, brothers, sisters, uncles and aunts), spouses, friends or a company managed or controlled by them to provide goods or services.

Only suppliers that comply with all laws and regulations applicable to the service engaged or product bought, and with the rules and guidelines included in this Code of Ethics, may be engaged. It is the employee’s responsibility to inform the Supplies Department of any questions in connection with the ethical conduct and behavior of companies that notoriously have a bad reputation in the market.

The Supplies Department must permanently keep an updated record of suppliers. The companies that do not comply with these rules and guidelines must be disaccredited.

5.6. Presents, Gifts and Events

Presents and gifts received and that are above R$100.00 in value must be immediately returned to the sender, accompanied by a standard thank-you letter available at the corporate intranet, at the Ethics Channel. Presents in cash cannot be accepted under any circumstance.

You cannot accept gratifications or favors from suppliers or clients, including private services provided to you.

Mobile handsets and other equipment can only be accepted pursuant to the Policy of Handsets for Test and Demonstration, which handsets must be returned to the Corporate Management Department at the end of the test and demonstration period.

In a regular business situation, the payment of expenses in connection with meals by Oi or by third parties is allowed.

Invitations for external events (happy hours, training, networking events, among others), and for corporate events sponsored by third parties to employees may only be accepted if it is of interest to Oi and upon approval by the respective director. The issue of international air tickets by third parties is only exceptionally accepted upon approval by the chief executive officer.

5.7. Conducting Business

Oi, in conducting its business, complies with the applicable laws and abide by free competition principles. Oi repudiates child labor and slavery.

Oi repudiates any type of violation of trade secrets and improperly obtained confidential information about products and services. You cannot reveal or encourage others to reveal or use any trade secret of the Company or of a competitor. These secrets include technical developments, sales strategies and price information.

Any type of behavior that may induce the public to believe that Oi is unethical, against competition, or contrary to domestic and international telecommunication laws is forbidden. Comments that may affect the image of the Company or contribute to the disclosure of incorrect information about our products, services or operating and financial information are not admissable.

For more information about these laws, its conformities or penalties that are not covered by this Code, ask the Legal Department.

6. HOW TO PARTICIPATE

6.1. Questions, Assessment and Suggestions

This Code is not exhaustive. Oi believes that your participation contributes to improve ethical conduct. The open-doors policy of Oi encourages you to bring forth your questions, assessments or suggestions about this Code to your immediate superior, the Agent of Ethics and the Ethics Committee.

6.2. Denounces

Oi encourages the dialogue among employees as a manner to deal with any non-compliance with this Code. When necessary, report the infraction to your immediate superior, the Agent of Ethics or the Ethics Committee. All denounces will be reviewed. Confidentiality to all parties involved is guaranteed and there shall be no retaliation. Denounces may be anonymous.

Oi repudiates false, conspiratory or vindicative denounces. Denounce is valued when the employee has full knowledge of the facts, data or information that may be harmful to Oi, its employees or to the public interests of the Company.

Denounces must be forwarded through the Ethics Channel or mailbox at the corporate intranet.

6.3. Ethics Committee

The Ethics Committee is designed by the Executive Committee and is comprised by four officers subordinated to the chief executive officer. The term of the members of the Ethics Committee is of 1 year, re-appointment being permitted. The Human Resources Officer is responsible for the coordination of the Ethics Committee.

The Ethics Committee is responsible for the management of the Code of Ethics, and its timely review.

The Agents of Ethics are employees chosen by the Ethics Committee to support it in managing the ethics culture, making sure that all corporate guidelines are consistently transmitted and that all decisions are consistently made.

The Ethics Committee will discuss and decide on all cases of violation of this Code and will apply the respective penalties, all of which will be communicated to the Executive Committee. The decisions of the Ethics Committee will comply with its internal regulation.

Penalties applicable for non-compliance with this Code will follow the disciplinary regime of the Human Resources Department, and may be in the form of verbal warning, written warning, suspension or termination of the employment contract, and regardless of Oi’s later decision to also file a judicial lawsuit. The Regulation of Disciplinary Regime of the Human Resources Department is available at the corporate intranet, at the Human Resources Portal.

6.4. Date of Effect

This Code of Ethics is in effect as of the date of its publication.

You must acknowledge you read this Code through your digital signature.

September 26, 2007.